UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13232

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AIMCO 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Apartment Investment and Management Company
4582 South Ulster Street, Suite 1100
Denver, Colorado 80237

Financial Statements and Schedules
Aimco 401(k) Retirement Plan
December 31, 2017 and 2016, and Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

401(k) Investment Committee
Apartment Investment and Management Company
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Aimco 401(k) Retirement Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1998.
Denver, Colorado
June 26, 2018

Aimco 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value	$90,071,926	$78,866,373
Notes receivable from participants	1,180,464	1,283,368
Contributions receivable and other assets	130,221	126,398
Total assets	91,382,611	80,276,139

Liabilities
Excess contributions payable	55,408	88,934
Net assets available for benefits	$91,327,203	$80,187,205

See accompanying notes to financial statements.

Aimco 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

Additions
Contributions
Participants	$4,141,049
Employer	960,020
Rollovers	289,563
5,390,632
Investment income
Interest and dividend income	4,282,772
Net appreciation in fair value of investments	9,822,220
14,104,992
Total additions	19,495,624

Deductions
Payments and expenses
Benefit payments	8,298,735
Administrative expenses	56,891
Total deductions	8,355,626

Net increase in net assets available for benefits	11,139,998
Net assets available for benefits at the beginning of the year	80,187,205
Net assets available for benefits at the end of the year	$91,327,203

See accompanying notes to financial statements.

Aimco 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2017
Note 1 — Description of the Plan
General
The following description of the Aimco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (“Aimco”) who have completed 30 days of service and are age 18 or older, except certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan, unless such collective bargaining agreement provides for the inclusion of such employees as participants in the Plan. Fidelity Investments Retirement Services Company provides certain administrative services to the Plan and Fidelity Management Trust Company serves as the Plan’s trustee (collectively, “Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $18,000 (for 2017), whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions up to $6,000 (for 2017). Participants may also contribute amounts representing distributions from other qualified defined benefit, defined contribution plans and individual retirement accounts (rollovers).
Aimco has an employer matching program pursuant to which it may make matching contributions at its discretion in the form of a 25% match on participant contributions to the extent of the first 4% of the participant’s eligible compensation. Aimco may also make an additional discretionary lump sum contribution to all eligible employees following the Plan’s year-end if Aimco outperforms on its fiscal year corporate goals, or Key Performance Indicators (“KPIs”). Employer cash contributions totaled $960,020 for the Plan year ended December 31, 2017, which consisted of matching contributions and a discretionary lump sum contribution of $691,000 made in 2017 that was based on Aimco’s achievement of greater than 120% performance against its 2016 KPIs. Of these contributions, $924,507 had been received by the Plan at December 31, 2017, and $35,513 were included in contributions receivable and other assets as of December 31, 2017.
In February 2018, Aimco made a discretionary lump sum contribution totaling $493,600, or $400 per eligible employee, based on Aimco’s achievement of approximately 109% performance against its 2017 KPIs. All employees eligible for the Plan as of December 31, 2017 received the contribution. This contribution has been reflected in the Plan’s 2018 financial statements.
Participants direct their contributions and any allocated employer matching contributions into the various investment options offered by the Plan and may change their investment options on a daily basis. As of December 31, 2017, the Plan provided 20 mutual funds and one common/collective fund in which participants were able to choose to invest. Participants may also choose to invest in Aimco’s common shares.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Aimco matching contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are a fixed dollar amount per participant or per transaction type. The benefit to which a participant is entitled is their vested account balance at the time of distribution.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings and losses thereon. Employer contributions are fully vested for those employees who have attained three years of service or will vest after an employee completes three years of service.

Notes Receivable from Participants
Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant’s account. Prior to November 1, 2016, three loans may be outstanding at any time; however, only one new loan is permitted during any 12-month period. Effective November 1, 2016, two loans may be outstanding at any time. Participants with three loans outstanding on this date were allowed to repay the third loan on the previously existing payment schedule.
Payment of Benefits
On termination of service or upon death, disability or retirement, a participant (or the participant’s beneficiary) may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible. In-service withdrawals are available in certain limited circumstances, as defined by the Plan.
Forfeited Accounts
As of December 31, 2017 and 2016, forfeited accounts totaled $51,636 and $252,211, respectively. These accounts will be used to pay future administrative expenses and reduce future employer contributions. In 2017, employer contributions were funded with $248,606 from forfeited accounts.
Plan Termination
Although Aimco has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.
Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting. Benefits to participants are recorded when paid.
Investments and Investment Income
The Plan’s investments are measured at fair value. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s realized gains and losses on investments that were both bought and sold during the year as well as unrealized appreciation or depreciation of the investments held at year end.
Notes Receivable from Participants
Notes receivable from participants represent participant loans, all of which are secured by vested account balances of borrowing participants, and are recorded at their outstanding principal balances plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is included in interest and dividend income on the statement of changes in net assets available for benefits. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a taxable deemed distribution is recorded.
Excess Contributions Payable
Amounts payable to participants as of December 31, 2017 and 2016, represent contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) for the plan years ended December 31, 2017 and 2016, adjusted by the investment earnings or losses related to these excess contributions. These amounts have been recorded as a liability with a corresponding reduction to contributions and net appreciation/depreciation in fair value of investments. The Plan distributed the excess contributions adjusted for the related investment income or loss to the applicable participants for each of the plan years ended December 31, 2017 and 2016.

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Income Tax Status
The Plan utilizes the volume submitter document offered by Fidelity. The Fidelity volume submitter plan has received an advisory letter from the IRS dated March 31, 2014, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2016-6 and 2015-36, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has concluded that as of December 31, 2017, the Plan had maintained its tax exempt status and had taken no uncertain positions that required either recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Plan Expenses
The Plan’s administrative expenses are paid by either the Plan or Aimco, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. The Plan may fund administrative expenses with forfeited balances of terminated participants’ accounts. Any administrative expenses not paid by the Plan will be paid by Aimco and are excluded from these financial statements. During the year ended December 31, 2017, forfeited balances of terminated participants’ accounts totaling $56,891 were used to pay administrative expenses. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate and are included in Net appreciation in fair value of investments on the statement of changes in net assets available for benefits.
Party-in-Interest Transactions
Certain Plan investments in mutual funds and a common collective trust are managed by Fidelity Management Trust Company, which also serves as the trustee of the Plan and, therefore, Plan transactions involving these mutual funds and the common/collective trust qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan’s assets are invested in Aimco common stock. Because Aimco is the Plan sponsor, Plan transactions involving Aimco common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.
Note 3 —Fair Value Measurements and Investments
The Plan’s investments are held in trust by Fidelity Trust Management Company. In accordance with GAAP, the Plan measures investments at fair value. Investments measured at fair value on a recurring basis consisted of the following investments classified as Level 1 in the fair value hierarchy, as of December 31:

	2017	2016
Aimco common stock	$3,558,211	$3,910,863
Interest-bearing cash held by Aimco Stock Fund	1,216	1,194
Mutual funds	83,063,088	71,192,571
Total investments measured at fair value	$86,622,515	$75,104,628
The valuation methodologies used to measure the fair values of common stock and mutual funds use a market approach with quoted market prices from active markets, which are classified within Level 1 of the fair value hierarchy defined by GAAP.
The fair value of the Aimco common stock is based on the closing price per the New York Stock Exchange. As of December 31, 2017 and 2016, this fund held 81,405 shares and 86,048 shares of Aimco common stock.
The Fidelity MIP Fund is a common/collective trust fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. Investments in the Fidelity MIP Fund are recorded at fair value, using the net asset value (“NAV”) practical expedient and are not included in the table above. The fair value of the Fidelity MIP Fund has been estimated based on the fund’s NAV provided by Fidelity, which is based on the contract value of the underlying investment contracts held by the fund. As of December 31, 2017 and 2016, the fair value of the Plan’s investments in the Fidelity MIP Fund was $3,449,411 and $3,761,745, respectively.
Note 4 —Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to net assets per the Plan’s Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$91,327,203	$80,187,205
Plus: Excess contributions payable	55,408	88,934
Net assets per the Form 5500	$91,382,611	$80,276,139
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Plan’s Form 5500:

December 31, 2017
Net increase in net assets available for benefits per the financial statements	$11,139,998
Less: Decrease in excess contributions payable	(33,526)
Net income per the Form 5500	$11,106,472
Refunds of excess contributions are reflected in the Form 5500 as benefit payments when paid to participants and have been recorded as a liability with a corresponding reduction to contributions and net appreciation/depreciation in fair value of investments as described in Note 2.

Aimco 401(k) Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
EIN: 84-1259577
Plan Number: 002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Current Value
Common stock:
*Aimco Stock Fund	81,405	shares	$3,559,427
Fidelity Investment Mutual Funds:
*Growth Company Fund	83,547	shares	14,923,248
*Fidelity Real Estate Fund	49,449	shares	2,066,971
*Low-Priced Stock Fund	82,453	shares	4,491,204
*Fidelity Freedom Income Fund	99,754	shares	1,173,116
*Fidelity Freedom 2010 Fund	56,163	shares	900,861
*Fidelity Freedom 2020 Fund	257,600	shares	4,263,280
*Fidelity Freedom 2030 Fund	375,649	shares	6,772,957
*Fidelity Freedom 2040 Fund	550,645	shares	5,886,400
*Fidelity Freedom 2050 Fund	222,345	shares	2,705,933
*Fidelity Freedom 2060 Fund	16,592	shares	202,754
500 Index Fund	150,317	shares	14,047,080
Money Market Trust Retirement Money Market Portfolio	4,119,876	shares	4,119,876
Fidelity Management Trust Company
Common/Collective Trust Fund:
*Managed Income Portfolio Fund	3,449,411	shares	3,449,411
Other investment mutual funds:
Pacific Investment Management Company Real Return Fund	85,874	shares	949,768
Harbor International Fund	46,689	shares	3,150,546
H&W High Yield Fund	14,977	shares	183,469
Dodge and Cox Fund	27,801	shares	5,660,625
Vanguard Total International Stock Index Fund	42,535	shares	1,298,179
Vanguard Explorer Fund	61,087	shares	5,400,671
American Beacon Small Cap Value Fund	56,349	shares	1,544,536
MetWest Total Return Bond Fund	331,168	shares	3,321,614
*Participant loans	Interest rates range from 5.25% to 10.25% with various maturities		1,180,464
			$91,252,390
*Indicates a party-in-interest to the Plan
Note: Column (d), cost information, is not applicable because all the investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2018
AIMCO 401(k) RETIREMENT PLAN

By: /s/ JENNIFER JOHNSON

Jennifer Johnson
Senior Vice President, Human Resources

By: /s/ PAUL BELDIN

Paul Beldin
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23.1	Consent of Ernst & Young LLP